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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 3)(1)


                              MEDIA GENERAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584404107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          George L. Mahoney, Secretary
                              333 E. Franklin St.
                               Richmond, VA 23219
                                 (804) 649-6629
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 9, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 584404107                    13D                   Page 2  of  7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Tennant Bryan Revocable Declaration of Trust
     54-6440095
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,560,121 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,560,121 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,121 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584404107                    13D                   Page 3  of  7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Stewart Bryan III

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF-00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         631,522 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    480,000 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         631,522 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    480,000 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,111,522 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584404107                    13D                   Page 4  of  7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     D. Tennant Bryan Media Trust
     54-6253830
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     VIRGINIA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         373,000 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         373,000 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     373,000 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584404107                    13D                   Page 5  of  7 Pages

         This Amendment No. 3 amends and supplements, to the extent indicated, Items 1, 3 and 5 of the statement on, and Amendment No. 2 to, Schedule 13D previously filed by the D. Tennant Bryan Revocable Declaration of Trust, J. Stewart Bryan III, and the D. Tennant Bryan Media Trust with respect to Class A Common Stock of Media General, Inc. Defined terms herein have the same meaning as in the original statement on, or Amendments No. 1 and 2 to, Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Shares acquired since the filing of Amendment No. 2 to Schedule 13D consist solely of shares which have been acquired, disposed of or credited to J. Stewart Bryan III accounts under employee benefit plans of the Company, including an Employees Thrift Plan and a Employee Restricted Stock Plan, or shares disposed of by gift.

         The net increase in percentage ownership of Class A stock by the reporting persons is primarily due to the Media General, Inc. share repurchase program, which has resulted in a net decrease of 3,764,542 in the number of outstanding shares since August 31, 1999. The share repurchase program had not been completed as of November 13, 2000.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Class A and Class B Common Stock of Media General, Inc. (based on 22,269,212 Class A shares and 556,574 Class B shares outstanding as of November 13, 2000) for Mr. Bryan and each trust are as follows:

                  Revocable Trust           1,560,121 Class A           7.0%

                  J. Stewart Bryan III      1,056,486 Class A           4.7%
                                               55,036 Class B           9.9%
                                            (includes  44,482  Class  A  in  the
                                            Company  401(k)  plan as of  9/30/00
                                            and  188,567   Class  A  subject  to
                                            exercisable  options as of  1/31/01,
                                            but does not include  shares held by
                                            the  Revocable  Trust  or the  Media
                                            Trust)

                  Media Trust                 373,000 Class A           1.7%
                                              373,000 Class B          67.0%

CUSIP No. 584404107                    13D                   Page 6  of  7 Pages

         (b) Mr. Bryan shares the power to vote and dispose of the shares listed for the Revocable Trust with his two sisters, who are also trustees. Mr. Bryan is the sole trustee and has the sole power to vote and dispose of the shares held by the Media Trust. Of the shares listed for Mr. Bryan, he has the sole power to vote and dispose of 482,392 Class A shares (55,200 of which are held in trust) and all of the Class B shares; and shares the power to vote and dispose of 480,000 Class A shares held by two separate trusts, as follows:

                  Co-Trustee                         Shares
                  ----------                         ------

                  Mary Tennant Bryan Perkins         240,000
                  Florence Bryan Fowlkes             240,000

         (c)      See response in Item 3.

CUSIP No. 584404107                    13D                   Page 7  of  7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 22, 2000

                                           /s/ J. Stewart Bryan III
                                          ------------------------------------
                                          J. Stewart Bryan III


                                          D. TENNANT BRYAN MEDIA TRUST


                                          By: /s/ J. Stewart Bryan III
                                             ---------------------------------
                                               J. Stewart Bryan III, Trustee

                                          DAVID TENNANT BRYAN
                                          REVOCABLE DECLARATION OF
                                          TRUST


                                          By: /s/ J. Stewart Bryan III
                                             ---------------------------------
                                               J. Stewart Bryan III, Trustee


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).